SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

VIASYS HEALTHCARE INC.
(Name of Subject Company)

VIASYS HEALTHCARE INC.
(Name of Persons Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)

Matthew M. Bennett
Executive Vice President, Legal, Business Development
and Regulatory and Quality Affairs, and Secretary
VIASYS Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, Pennsylvania 19428
(610) 862-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell
Brian C. Miner
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 is hereby amended and supplemented by adding the following under “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Employment Agreements and Change in Control Agreements”:

“The Company’s Compensation Committee has approved the reimbursement of up to an aggregate of $50,000 for legal expenses of one counsel representing all of Randy H. Thurman, Martin P. Galvan, Matthew M. Bennett and Edward Pulwer in connection with separation arrangements or, in some cases, new contractual arrangements with Cardinal Health.”

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following under “Regulatory Approvals — (a) United States Antitrust Approvals”:

“As previously indicated, Cardinal Health advised the Company that it would file a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in connection with the purchase of Shares in the Offer, as would the Company, on or about May 22, 2007.  Cardinal Health’s HSR filing was made on that date and the Company’s HSR filing was made on May 23, 2007. The required waiting period under the HSR Act with respect to the Offer and the Merger expired at 11:59 p.m., eastern time, on June 6, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIASYS HEALTHCARE INC.
(Registrant)

Date: June 7, 2007
	By:	/s/ Randy H. Thurman
		Name:	Randy H. Thurman
		Title:	Chairman, President and Chief Executive Officer